Dominic Wardall

Profile

Experienced Communications Specialist with a twenty-plus year history as a publisher, journalist and small business owner. Strong media and communication skills, including publishing, journalism, media relations, copywriting, graphic design & layout, advertising sales and social media management.

Experience

Communications & Stakeholder Relations, SEED Africa, Cape Town – 2019 - Present
- Created marketing collateral, including brochures, pitch decks and website content.
- Managed relationships with suppliers, investors and other stakeholders.
- Handled all corporate communications

Publisher/Owner, TTG Southern Africa, Cape Town – 1997 - 2019
- Published South Africa's leading travel trade print and online magazine.
- Managed content, advertising sales and distribution.
- Wrote and edited articles, features, advertising copy and social media posts.

Artist Relations Officer, Sony Music Entertainment, London 1995 - 1996
- Coordinated the in-house concert ticketing and distribution.
- Assisted with the organisation of live showcases and other events.
- Organised the hosting of visiting artists on the label's roster.

Education

University of Guelph, Guelph, Ontario, Canada - BA Psychology 1988 - 1991

Skills

Excellent written and verbal communication, copywriting, sales, stakeholder relations, social media management, software (Adobe Creative Cloud), interpersonal skills, integrity, creativity, dependability.